Exhibit 4.79

Dated                      2005

Hutchison Telecommunications International (HK) Limited

and

[Name]

SERVICE AGREEMENT

This Agreement is made on                          2004 between

(1)	Hutchison Telecommunications International (HK) Limited whose registered office is at 22/F Hutchison House, 10 Harcourt Road, Hong Kong (the “Company”); and

(2)	[Name] of [Address] (the “Executive”).

This Agreement records the terms on which the Executive will serve the Company.

1	Interpretation

1.1	In this Agreement:

“Board” means the board of directors of HTIL from time to time or any person or committee nominated by the board of directors as its representative;

“Employment” means the employment governed by this Agreement;

“Group” means HTIL, the Company’s holding company (as defined in the Companies Ordinance) for the time being and any subsidiaries (as defined in the Companies Ordinance) of the Company for the time being;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“HTIL” means Hutchison Telecommunications International Limited, a company incorporated in Cayman Islands, whose shares are proposed to be listed on the Stock Exchange;

“Listing Rules” means the Rules Governing the Listing of Securities on the Stock Exchange (Main Board); and

“Stock Exchange” means The Stock Exchange of Hong Kong Limited.

1.2	References to any statutory provisions include any modifications or re-enactments of those provisions.

2	Term of Employment

2.1	The Employment is deemed to have commenced on [Date] (the “Commencement Date”).

2.2	The Executive warrants that he is not prevented from taking up the Employment or from performing his duties in accordance with the terms of this Agreement by any obligation or duty owed to any other party, whether contractual or otherwise.

2.3	The Executive’s period of continuous employment with the Company began on [Date].

2.4	Subject to Clause 8, the Employment will continue for a period of 1 year commencing on the Commencement Date (the “Initial Term”) unless terminated earlier by either party giving not less than 6 months’ written notice (“Notice”). Without prejudice to the right of either party to terminate earlier by giving Notice, the Employment will be automatically extended for a further period of 1 year (a “Further Term”) on expiry of the Initial Term or the expiry of each Further Term PROVIDED THAT the Employment may not be extended for a total period of more than 3 years without the prior approval of the Company’s shareholders. Where such shareholder approval is not given, the Employment will terminate on expiry of such 3-year period.

3	Duties of the Executive

3.1	The Executive will serve as the [Title] HTIL, or in any other executive capacity as the Company may decide and will exercise the powers, and perform the duties (if any), which the Board may properly assign to him from time to time. The Executive will be appointed as a director of HTIL and agrees to do all things required by the Listing Rules and/or any other applicable laws or regulations.

3.2	The Executive will accept or continue in any offices or directorships as reasonably required by the Board and will obey the directions of the Board, including keeping the Board fully informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. The Executive will do all within his power to promote the interests of the Group and to act in the best interests of the Company, and to devote the whole of his working time to his duties.

3.3	The Executive will comply with the Company’s policies and procedures (including any staff handbook) as issued and/or amended from time to time. The Executive will work the Company’s normal working hours and will also work any additional hours which may be reasonably necessary to perform his duties to the satisfaction of the Board. He will not receive any further remuneration for any hours worked in addition to the normal working hours.

3.4	The Executive accepts that the Company may require him to perform duties for any other Group Company whether for the whole or part of his working time. In performing those duties sub-Clause 3.1 above will apply as if references to the Company are to the appropriate Group Company. The Company will remain responsible for the payments and benefits he is entitled to receive under this Agreement. The Executive also accepts that the Company may transfer the Employment to any other Group Company.

3.5	The Executive will promptly disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

3.6	The Executive shall act in accordance with his powers and obligations as an executive director of the Company and comply, and use his best endeavours (including without limitation, where he considers appropriate, seeking professional advice) to ensure that the Company complies with the Listing Rules and all other laws and regulations applicable to the Group or its directors from time to time.

4	Interests of the Executive

4.1	Except for interests falling within sub-Clause 4.3 below, the Executive will disclose promptly in writing to the Board all his interests including those of his immediate family members and of trusts of which he is a beneficiary (for example, shareholdings or directorships) in any undertaking (whether or not of a commercial nature) except his interests in any Group Company.

4.2	Subject to sub-Clause 4.3 below, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board).

4.3	The Executive may not hold or be interested in investments which amount to more than one per cent of any class of securities of any one company whether or not those securities are listed or quoted on any recognised stock exchange (except as a representative of the Company or any other Group Company or with the consent of the Board).

4.4	The Executive will (and will procure that his wife and dependent children and other affected persons) comply with the Stock Exchange’s Model Code for Securities Transactions by Directors of Listed Companies and the rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.5	The Executive shall not during the Employment:

4.5.1	make borrowings or receive credit from any client of the Company or any other Group Company or any individuals or organisation seeking to do business with the Company or any other Group Company (other than in the ordinary course of such individual’s or organisation’s business and on an arm’s length basis); and

4.5.2	solicit, accept or retain any personal benefits from any client of the Company or any other Group Company or any individuals or organisation seeking to do business with the Company or any other Group Company.

5	Location

The Executive will work at the principal offices of the Company or anywhere else within Hong Kong required by the Board. He may be required to travel and work outside Hong Kong from time to time.

6	Salary and Benefits

6.1	Salary

The Company will pay the Executive a basic salary of [HK$            ] per month and a non-pensionable salary of [HK$            ] per month. Salary will be paid monthly by bank transfer on or about the last working day of each month and will accrue from day to day. Basic salary is normally reviewed in December of each year effective 1st January of the following year.

6.2	Director’s fees

All director’s fees received from HTIL will be for the Executive’s own account. Any fees from any other companies in which the Executive is required to accept pursuant to sub-Clause 3.2 shall be repaid to the Company.

6.3	Discretionary bonus

The Company may in its absolute discretion from time to time pay to the Executive a discretionary bonus of such amount (if any) as it may determine, which target amount for [Year] is set at [HK$            ]. The payment of any bonus(es) in respect of any year(s) and the amount(s) of such bonus(es) if paid, shall not give rise to any expectation of the payment or amount of any bonus in future year(s) of employment.

6.4	Share schemes

The Executive may, subject to applicable legal and/or regulatory restrictions and the rules and/or terms of the scheme, be entitled to participate in an employee share scheme(s) (if any) operated by the Company or the Group (as appropriate).

6.5	Company car

The Company will provide a car for the Executive’s use (including for business, social and domestic purposes). The car will be of a size and type which is, in the opinion of the Company, commensurate with the Executive’s position.

6.5.1	The Company will:

(i)	meet the cost of maintaining, repairing, insuring, licensing, testing and taxing the car; and

(ii)	reimburse all reasonable running expenses incurred by the Executive in using the car.

6.5.2	The Executive will:

(i)	ensure that the car is in the state and condition required by law;

(ii)	return the car on the termination of his Employment for any reason; and

(iii)	comply with the Company’s policies relating to company cars.

6.6	Retirement scheme

The Executive will continue his membership in the Hutchison Provident Fund.

6.7	Medical cover

Provided the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company from time to time, and subject to the terms and conditions of the relevant policies as amended from time to time, the Executive and his wife and children aged from 14 days to 19 years or up to age 25 if the child is in full time education and not gainfully employed, at the Company’s expense, participate in the Company’s private health insurance arrangements (the “Scheme”). The terms upon which this insurance is provided and the level of cover will be in accordance with Company policy from time to time. The Company reserves the right at any time to withdraw this benefit or to amend the terms upon which it is provided.

On becoming and so long as the Executive and his dependants are members of the Scheme, the Executive hereby undertakes that he will reimburse the Company under any circumstances any amounts paid by the Company or by the Scheme in respect of any medical expenses incurred by the Executive or by his eligible dependants, which are non-reimbursable in accordance with the Scheme (the “Non-Reimbursable Medical Expenses”). In addition, the Executive also authorises the Company to deduct from his salary to the extent permitted by applicable law, such Non-Reimbursable Medical Expenses that have not been reimbursed by him.

6.8	Annual leave

The Executive is entitled to 24 working days’ paid annual leave each calendar year (in addition to Hong Kong public holidays) to be taken at times approved in advance by the Board. A “working day” for this purpose includes Saturdays (counted as one working day)

but excludes public holidays. Annual leave entitlements not taken in any one calendar year cannot be carried forward to the next year. Leave for part years will be calculated on a pro rata basis. The Executive will be paid for any accrued holiday not taken at the date of termination of the Employment unless the Employment is terminated for gross misconduct or in accordance with Clause 8.1.

6.9	Sickness Benefits

The benefit year commences on 1st January of each calendar year. During your first full benefit year and subsequent years, you will be entitled to sickness benefits as follows:

First three months’ absence - full Sickness Allowance

For the fourth month’s absence - 4/5 Sickness Allowance

For fifth and sixth months’ absence - one half Sickness Allowance at the company’s discretion.

Note:

(1)	“Sickness Allowance” for this purpose means Basic Salary and Non-Pensionable Salary.

(2)	The above benefits can be claimed once only for each sickness disability or injury. Each claim must be supported by satisfactory evidence from a company-approved doctor. In determining entitlement, all sickness absence in any 1 calendar year is taken into account.

(3)	If your are sick whilst away from work on annual leave, you may request that the period of illness be counted against your sickness benefit rather than your annual leave entitlement. You should do this promptly and support the request with satisfactory evidence from a company-approved doctor. However, Sickness Allowance not taken in any 1 year cannot be carried forward to the next year.

7	Expenses

The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this Agreement in accordance with the Company’s policies in relation to reimbursement of expenses issued from time to time.

8	Termination Without Notice and Suspension

8.1	The Company may terminate the Employment immediately without notice or payment in lieu of notice if:

8.1.1	the Executive wilfully disobeys any lawful and reasonable order given to him by the Board; or

8.1.2	the Executive conducts himself in a manner inconsistent with the due and faithful discharge of his duties; or

8.1.3	the Executive is guilty of fraud or dishonesty; or

8.1.4	the Executive is habitually neglectful in his duties; or

8.1.5	any other ground exists entitling the Company to terminate the Executive’s contract without notice under the Employment Ordinance or at common law.

8.2	The Company may suspend the Executive from the Employment and the performance of his duties at any time for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly).

8.3	When the Employment terminates the Company may deduct from any termination payment payable to the Executive any amount which he owes to any Group Company, subject to any applicable restrictions under the Employment Ordinance.

9	Confidentiality

9.1	In this clause:

“Confidential Information” means any and all confidential and/or proprietary knowledge, data or information of the Company or any other Group Companies, its affiliated entities, any of its portfolio companies, investors, and partners, including but not limited to information relating to financial matters, investments, budgets, business plans, marketing plans, personnel matters, business contacts, products, processes, know-how, designs, ideas, data, programs, and other works of authorship.

9.2	Without prejudice to the common law duties that the Executive owes to the Company the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company’s trade secrets or Confidential Information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or Confidential Information which become public other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised use or disclosure of such information.

9.3	In the course of the Employment the Executive is likely to obtain trade secrets and Confidential Information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of sub-Clause 9.2 above and that sub-Clause will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as sub-Clause 9.2 above with any amendments necessary to give effect to this provision.

10	Return of Company Property

10.1	At any time during the Employment (at the request of the Company) or when the Employment terminates the Executive will immediately return to the Company all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment. This includes documents and other materials concerning the Company and any other Group Companies, all other property belonging or relating to the Company and any other Group Companies, which is in the possession or under the control of the Executive. The Executive will not retain any copies of any materials or other information.

11	Garden Leave

11.1	At any time after notice to terminate the Employment is given by either party under Clause 2 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may require the Executive to comply with any or all of the provisions in Clauses 11.2 and 11.3 for a maximum period of six months (the “Garden Leave Period”).

11.2	The Executive will not, without prior written consent of the Board, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature during the Garden Leave Period. Further, the Executive will not, unless requested by the Company:

11.2.1	enter or attend the premises of the Company or any other Group Company; or

11.2.2	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

11.2.3	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

11.2.4	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies.

11.3	The Company may require the Executive:

11.3.1	to comply with the provisions of Clause 10; and

11.3.2	to immediately resign from any directorship which he holds in the Company, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment as provided for in Clause 14, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing.

11.4	During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits in accordance with the terms of this agreement. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any such Period will be deemed to be taken by the Executive during the Garden Leave Period.

11.5	At the end of the Garden Leave Period, the Company may, at its sole and absolute discretion, pay the Executive salary alone in lieu of the balance of any period of notice given by the Company or the Executive, (less any deductions the Company is required by law to make).

11.6	All duties of the Employment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause.

12	Restrictions after Termination of Employment

12.1	In this clause:

“Relevant Date” means the date of termination of the Employment or, if earlier, the date on which the Executive commences any garden leave period; and

“Restricted Period” means the period of 6 months commencing on the date of termination of the Employment.

12.2	During the Restricted Period the Executive will not (either on his own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from the Company or any other Group Company any person who was an employee, senior employee, director, officer, agent, consultant or associate of the Company at the date of termination of the Employment and who had been an employee, senior employee, director, officer, agent, consultant or associate at any time during the six months prior to the Relevant Date and with whom he had worked closely at any time during that period.

12.3	Following the date of termination of the Employment, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

13	Intellectual Property Rights

13.1	Inventions

13.1.1	The Executive will promptly inform the Company if he makes or is involved in making an Invention during the Employment and will give the Company sufficient details of it to allow the Company to assess the Invention and to decide whether the Invention belongs to the Company. The Company will treat any Invention which does not belong to it as confidential.

“Invention” means any invention (whether patentable or not within the meaning of the Patents Ordinance or other applicable legislation in any other country) relating to or capable of being used in the business of the Company or any other Group Company.

13.1.2	If an Invention belongs to the Company as beneficial but not legal owner, the Executive will act as a trustee for the Company in relation to that Invention and will, at the request and expense of the Company, do everything necessary to vest all his rights, title and interest in it in the Company or its nominee (as legal and beneficial owner) and to secure full patent or other appropriate protection anywhere in the world.

13.2	Works

13.2.1	If the Executive creates or is involved in creating any Work during the Employment, the Executive will promptly give the Company full details of it.

“Work” means any discovery, design, database or other work (whether registrable or not and whether a copyright work or not) which is not an Invention (but, for the avoidance of doubt and without limiting the generality of this definition, includes any design, drawing or other work relating to, embodying or expressing an Invention) and which the Executive creates or is involved in creating:

(i)	in the course of his Employment; or

(ii)	outside the course of his Employment but relating to the business, finance or affairs of any Group Company.

13.2.2	The Executive:

(i)	hereby assigns to the Company to the extent allowed by law all his existing and future rights, title and interest now or hereafter attached to any Work throughout the world;

(ii)	will act as a trustee for the Company in relation to all such Works where the Work belongs to the Company as beneficial but not legal owner; and

(iii)	will procure any third party involved in the creation of any Work to do the above;

and will in any case at the request and expense of the Company do everything necessary to vest all his rights, title and interest in any Work and to procure all third parties to vest all their respective rights, title and interest in any Work in the Company or its nominees (as legal and beneficial owner) and to defend its rights in those works and to secure appropriate protection anywhere in the world.

13.3	Compensation

The parties agree that to the extent legally permissible the Company is under no obligation to pay compensation or make any award whatsoever to the Executive in relation to any Invention, Work or Information and, in particular (but without prejudice to the generality of the foregoing), the parties agree that, insofar as the laws of Hong Kong apply, the Company is under no obligation to pay an award to the Executive where the Company is the first owner of any copyright in a Work and the Company or a third party exploits the Work in a way that could not have been reasonably contemplated by the Executive and Company at the time of making the Work.

13.4	Information

If the Executive generates any Information or is involved in generating any Information during the Employment he will promptly give to the Company full details of it and he acknowledges that such Information belongs to the Company.

“Information” means any idea, method or information, which is not an Invention or Work, generated by the Executive:

13.4.1	in the course of his Employment; or

13.4.2	outside the course of his Employment but relating to the business, finance or affairs of any Group Company.

13.5	Infringement

If the Executive becomes aware of any infringement or suspected infringement of any intellectual property right in any Invention, Work or Information he will promptly notify the Company in writing.

13.6	Miscellaneous

13.6.1	The Executive will not disclose or make use of any Invention which belongs to the Company, Work or Information without the Company’s prior written consent unless the disclosure is necessary for the proper performance of his duties.

13.6.2	So far as permitted by law the Executive irrevocably waives:

(i)	any moral rights he may have under the Copyright Ordinance and any foreign corresponding rights in respect of all Works; and

(ii)	any right he may have under the Patents Ordinance to be named as the inventor of an Invention and any foreign corresponding rights in respect of all Inventions.

13.6.3	Rights and obligations under this Clause 13 continue after the termination of this Agreement in respect of all Inventions, Works and Information made or generated by the Executive or which the Executive was involved in the making or generation of during the Employment and will be binding on the successors of the Executive.

13.6.4	The Executive agrees that he will not by his acts or omissions do anything which would or might prejudice the rights of the Company under this Clause 13.

13.6.5	The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of his own computer files into any computer used by any Group Company in breach of the Company’s policy, unless he has obtained the prior consent of the Company.

13.6.6	The Executive must seek the prior approval of the Company to the publication of any articles or other materials.

14	Directorships

14.1	The Executive’s office as a director of HTIL or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

14.2	The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

14.3	The termination of any directorship or other office held by the Executive with any Group Company will not terminate the Employment or amount to a breach of the terms of this Agreement by the Company.

14.4	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company under the relevant laws or regulations of Hong Kong or elsewhere or under the Memorandum and Articles of Association (or equivalent constitutional documents) of the relevant Group Company.

14.5	The Executive must not resign his office as a director of any Group Company without the agreement of the Company.

15	Reorganisation of the Company

15.1	The Executive will have no claim against the Company or any other Group Company if:

15.1.1	the Employment is terminated by reason of a reconstruction or winding up of the Company, or its amalgamation or merger with another company or by reason of any reorganisation of the Company or any other Group Company; and

15.1.2	the Executive is offered new employment with any other Group Company or with the company succeeding to the Company upon such reconstruction, winding up, amalgamation, merger or reorganisation; and

15.1.3	the new terms of employment offered to the Executive are, on the whole, no less favourable to him than the terms of this Agreement.

15.2	This Clause 15 does not create an obligation on any Group Company or the successor company to make an offer of employment to the Executive on the happening of any event contemplated in sub-Clause 15.1 above.

16	Notices

16.1	Any notices given under this Agreement must be given by letter or facsimile. Notice to the Company may be addressed to its registered office at the time the notice is given or sent by facsimile to (852) 2128 1778 and each case marked for the attention of “The Company Secretary”. Notice to the Executive may be given to him personally or sent to his last known address.

16.2	Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or facsimile would be delivered in the ordinary course of post or transmission.

17	Personal Data Privacy

The Company or other Group Companies may collect and retain personal data concerning the Executive, may use such data for all matters connected to the Executive’s Employment, and may pass such data to other parties. Information on data privacy is provided in Appendix I.

18	Miscellaneous

18.1	This Agreement may only be modified by the written agreement of the parties.

18.2	The Executive cannot assign this Agreement to anyone else.

18.3	Any benefit given or deemed to be given by the Executive to any entity other than the Company under this Agreement is received and held on trust by the Company for that entity.

18.4	References in this Agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any retirement or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.5	This Agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. The Executive acknowledges that he has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this Agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

18.6	If any provision (or part of any provision) of this Agreement is invalid or unenforceable, the validity or enforceability of the remaining provisions (or parts of a provision) shall not be affected and the other provisions (or parts of a provision) shall remain in full force and effect as if the invalid or unenforceable parts had been deleted.

18.7	Neither party’s rights or powers under this Agreement will be affected if:

18.7.1	one party delays in enforcing any provision of this Agreement; or

18.7.2	one party grants time to the other party.

18.8	If either party agrees to waive his/her rights under a provision of this Agreement, that waiver will only be effective if it is in writing and it is signed by him/her. A party’s agreement to waive any breach of any term or condition of this Agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.9	This Agreement is governed by and will be interpreted in accordance with the laws of Hong Kong. Each of the parties submits to the non-exclusive jurisdiction of the Hong Kong Courts as regards any claim or matter arising under this Agreement.

Signed by

For and on behalf of Hutchison Telecommunications International (HK) Limited

[Name]

APPENDIX I

The following information is provided to the Executive in accordance with the requirements of the Hong Kong Personal Data (Privacy) Ordinance.

The Executive may be required to supply personal data in connection with his Employment. All personal data concerning the Executive (whether provided by the Executive or any other person, and whether provided before or after the date of the Agreement) may be used by the Company and/or any other Group Company and/or any person authorised by the Company, when carrying out the business of the Company or Group.

All personal data concerning the Executive (whether provided by the Executive or any other person, and whether provided before or after the date of the Agreement) may be used for the following purposes:-

(a)	all matters connected to the Employment including payroll, benefit, administration, transfer and other career related matters;

(b)	transfer of such data to any place outside Hong Kong;

(c)	any purpose relating to or in connection with compliance with any law, regulation, court order or order of a regulatory body.

In general, and subject to certain exemptions, the Executive is entitled to:-

(a)	request access to the Executive’s personal data, which must be provided within a reasonable time;

(b)	request the correction of the Executive’s personal data; and

(c)	be given reasons if a request for access or correction is refused.

Any request for access to and/or correction of personal data should be addressed to the Human Resources Department.